UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Name of Issuer)

Common Stock, 0.005 rubles nominal value
(Title of Class of Securities)

68370R 10 9
(CUSIP Number)

Cindy Reiners
Grand Financial Holding S.A.
Boulevard Royal 11
Luxembourg L-2449
Tel: +352 466 3941
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2002
(Date of Event which Requires Filing of this Statement)

With a Copy to:

Pavel Kulikov
OOO Alfa-Eco
21 Novy Arbat
119992 Moscow
Russian Federation
(7-095) 202 8364

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Introductory Statement

This Amendment Number 2 (the “Amendment”) to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D previously filed jointly by Grand Financial Holding S.A., Grand Financial Group Ltd., Continental Holding Foundation and Mr. Gleb Fetisov (together, the “Reporting Persons”) on February 11, 2002, and Amendment Number 1 to the Statement on Schedule 13D filed on June 5, 2002 (as amended, the “Statement”). This Amendment relates to the common stock (the “Common Stock”), 0.005 rubles nominal value, of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), a Russian open joint stock company, acquired by Eco Telecom Limited (“Eco Telecom”), as reported in a Statement on Schedule 13D filed jointly by Eco Telecom, Eco Holdings Limited, CTF Holdings Limited and Crown Finance Foundation on June 11, 2001, as amended and supplemented by Amendments Number 1 through 3 to the Statement on Schedule 13D filed on December 18, 2001, February 11, 2002, and June 5, 2002, respectively.

Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2.    Identity and Background

This Amendment is being filed jointly by the Reporting Persons. No material change with respect to the information reported in response to Item 2 in the Statement has occurred. A current list of the Reporting Persons is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Item 3.    Source and Amount of Funds or Other Consideration

The amount and source of funds used in connection with the purchase by Eco Telecom of 1,462 shares of common stock of Open Joint Stock Company “VimpelCom-Region” (“VimpelCom-Region”), a Russian subsidiary of VimpelCom, is US$58,480,000 obtained from the working capital of controlled affiliates of Eco Holdings.

Item 4.    Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the information set forth in response to Item 6 herein, which is incorporated by reference in response to this Item 4.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

(c)  To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the shares of Common Stock during the past 60 days by any of the persons named in response to Item 2.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On November 12, 2002 (the “Second Closing Date”), Eco Telecom, VimpelCom, VimpelCom-Region, and Telenor East Invest AS (“Telenor”) completed the Second Closing,

as previously described in the Statement, with respect to equity investments in VimpelCom-Region.

Pursuant to the Vimpelcom-Region Primary Agreement, as amended by Amendment No. 1 to the VimpelCom-Region Primary Agreement dated May 15, 2002, and as defined in the Statement, on the Second Closing Date, the following transactions occurred:

•
Eco Telecom acquired 1,462 newly-issued shares of common stock of VimpelCom-Region for an aggregate purchase price of US$58,480,000. Eco Telecom also sold an aggregate of 1,091 shares of Type-A convertible voting preferred stock of VimpelCom-Region to VimpelCom and Telenor. As a result of these transactions, taking into account the shares of Type-A convertible voting preferred stock and common stock of VimpelCom-Region owned by Eco Telecom prior to the Second Closing Date, immediately following the consummation of the Second Closing, Eco Telecom owned shares of VimpelCom-Region representing 17.510% of VimpelCom-Region’s outstanding voting capital stock.

•
Telenor exercised its Second Closing Option (as defined in the VimpelCom-Region Primary Agreement) to acquire shares of common stock of VimpelCom-Region, and purchased 1,462 newly-issued shares of common stock of VimpelCom-Region for an aggregate purchase price of US$58,480,000. Telenor also acquired 231 shares of Type-A convertible voting preferred stock of VimpelCom-Region from Eco Telecom for an aggregate purchase price of 4,620 Rubles. As a result of these purchases, immediately following the consummation of the Second Closing, Telenor owned shares of VimpelCom-Region representing 17.499% of the outstanding voting capital stock of VimpelCom-Region.

•
VimpelCom acquired 1,462 newly-issued shares of common stock of VimpelCom-Region for the ruble equivalent of an aggregate purchase price of US$58,480,000 (i.e., 1,858,237,0888 Rubles). VimpelCom also acquired 860 shares of Type-A convertible voting preferred stock of VimpelCom-Region from Eco Telecom for an aggregate purchase price of 17,200 Rubles. As a result of these purchases, taking into account the shares of common stock of VimpelCom-Region owned by VimpelCom prior to the Second Closing Date, immediately following the consummation of the Second Closing, VimpelCom owned shares of Vimpelcom-Region representing 64.991% of the outstanding voting capital stock of VimpelCom-Region.

The preceding summary of certain provisions of the VimpelCom-Region Primary Agreement and Amendment No. 1 to the VimpelCom-Region Primary Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of each agreement previously filed as exhibits to the Statement. In addition, the preceeding summary of the transactions occurring on the Second Closing Date is not intended to be complete and is qualified in its entirety by reference to the full text of each of the following share purchase agreements, conformed copies of which are filed as Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 hereto, and which are incorporated herein by reference:

Share Purchase Agreement No. VCR/E-01 dated as of November 12, 2002 between Eco Telecom Limited and VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by Eco Telecom Limited;

Share Purchase Agreement No. E/T-01 dated as of November 12, 2002 between Eco Telecom Limited and Telenor East Invest AS relating to the purchase of 231 shares of Type-A convertible voting preferred stock of VimpelCom-Region by Telenor East Invest AS;

Share Purchase Agreement No. E/V-01 dated as of November 12, 2002 between Eco Telecom Limited and VimpelCom relating to the purchase of 860 shares of Type-A convertible voting preferred stock of VimpelCom-Region by VimpelCom;

Share Purchase Agreement No. VCR/V-01 dated as of November 12, 2002 between VimpelCom and VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by VimpelCom; and

Share Purchase Agreement No. VCR/T-01 dated as of November 12, 2002 between Telenor East Invest AS and VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by Telenor.

Except as set forth in the Statement and in this Amendment, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships with respect to the securities of VimpelCom among the persons named in Item 2 or between such persons and any other person.

Item 7.    Material to be filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 27, 2002	GRAND FINANCIAL HOLDING S.A.

	By:	/s/ Pavel Valentinovich Kulikov
Pavel Valentinovich Kulikov Attorney-In-Fact

Date: November 27, 2002	GRAND FINANCIAL GROUP LTD.

	By:	/s/ Pavel Valentinovich Kulikov
Pavel Valentinovich Kulikov Attorney-In-Fact

Date: November 27, 2002	CONTINENTAL HOLDING FOUNDATION

	By:	/s/ Pavel Valentinovich Kulikov
Pavel Valentinovich Kulikov Attorney-In-Fact

Date: November 27, 2002	GLEB FETISOV

	By:	/s/ Pavel Valentinovich Kulikov
Pavel Valentinovich Kulikov Attorney-In-Fact

Annex A

Directors of Grand Financial Holding S.A.

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale, L-2449 Luxembourg

Cindy Reiners, Director (Luxembourg)	Senior Trust Officer, Ludovissy & Associates	11 Boulevard Royale, L-2449 Luxembourg

Gleb Fetisov, Director (Russia)	Member Russian Federation Council	11-6 Pozharskiy Street, Moscow 119034 Russia

Directors of Grand Financial Group Ltd.

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale, L-2449 Luxembourg

Irene Spoerry, Director (Switzerland)	Managing Director, Trident Fiduciaries (Middle East) Ltd.	Cassandra Centre 29, Theklas Lyssioti Street P.O. Box 57398 CY-3315 Limassol Cyprus

Michael Tallis, Director (Greece)	Financial Controller, Trident Fiduciaries (Middle East) Ltd.	Cassandra Centre 29, Theklas Lyssioti Street P.O. Box 57398 CY-3315 Limassol Cyprus

Directors of Continental Holding Foundation

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale, L-2449 Luxembourg

Martin Gstoehl, Director (Liechtenstein)	Attorney, JuraTrust	Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Principality of Liechtenstein

Dr. iur. E. Michael Feichtinger, Director (Austria)	Attorney	Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Principality of Liechtenstein

EXHIBIT INDEX

Exhibit 24.1
A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Grand Financial Holding S.A., incorporated by reference to Exhibit 24.1 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.2
A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Grand Financial Group Ltd., incorporated by reference to Exhibit 24.2 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.3
A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Continental Holding Foundation, incorporated by reference to Exhibit 24.3 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.4
A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Gleb Fetisov, incorporated by reference to Exhibit 24.4 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 99.1
A conformed copy of the Share Purchase Agreement No. VCR/E-01 dated as of November 12, 2002 between Eco Telecom and VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by Eco Telecom.

Exhibit 99.2
A conformed copy of the Share Purchase Agreement No. E/T-01 dated as of November 12, 2002 between Eco Telecom and Telenor relating to the purchase of 231 shares of Type-A convertible voting preferred stock of VimpelCom-Region by Telenor.

Exhibit 99.3
A conformed copy of the Share Purchase Agreement No. E/V-01 dated as of November 12, 2002 between Eco Telecom and VimpelCom relating to the purchase of 860 shares of Type-A convertible voting preferred stock of VimpelCom-Region by VimpelCom.

Exhibit 99.4
A conformed copy of the Share Purchase Agreement No. VCR/V-01 dated as of November 12, 2002 between VimpelCom and VimpelCom-Region relating to the purchase of 1,462 shares of common stock of VimpelCom-Region by VimpelCom.

Exhibit 99.5
A conformed copy of the Share Purchase Agreement No. VCR/T-01 dated as of November 12, 2002 between Telenor and VimpelCom-Region relating to the purchase of 1,462 shares of common stock of VimpelCom-Region by Telenor.